EXHIBIT 12.1

WII Components, Inc.

Ratio of Earnings to Fixed Charges

	Successor			Predecessor
			Nine Months	Three Months
			Ended	Ended
	Year Ended December 31,		December 31,	March 31,	Year Ended December 31,
	2005	2004	2003	2003	2002	2001
Income before provision for income taxes, discontinued operations, and cumulative effect of accounting change	$13,662	$6,963	$10,404	$3,914	$12,601	$2,902

Fixed Charges:
Interest expense (a)	13,561	12,767	6,343	835	3,358	4,409
Interest portion of rent expense (b)	96	96	66	22	84	101
Total fixed charges	13,657	12,863	6,409	857	3,442	4,510

Total earnings (c)	$27,319	$19,826	$16,813	$4,771	$16,043	$7,412

Ratio of earnings to fixed charges	2.0	1.5	2.6	5.6	4.7	1.6

(a)          Interest expense includes amortization of deferred financing fees.

(b)         Includes approximately one-third of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)          Total earnings include income before provision for income taxes, discontinued operations, and cumulative effect of accounting change, less fixed charges.